Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1)of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

October 30, 2006

Item 3.

News Release

A news release announcing the material change was issued by Kimber on October 31, 2006 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company reported a resolution to the impending proxy battle with Mr. James Puplava, a director and significant shareholder and announced the resignation of Michael Hoole as a director and the appointment of Mr. Larry Bell and Dr Leanne Baker to the board of directors.

Item 5.

Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

“KIMBER RESOURCES AND JAMES J. PUPLAVA ANNOUNCE

PROXY CONTEST SETTLEMENT

October 31, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources is pleased to report a resolution to the impending proxy battle with Mr. James Puplava, a director and significant shareholder.

Mr. Puplava has agreed to withdraw his requisition for a shareholders meeting, to withdraw his news release of October 23, 2006 and not to proceed with a proxy battle.

The independent committee of the board of directors will continue with the investigation of allegations made by Mr. Puplava and by management and will report its findings and recommendations to Kimber’s board of directors as soon as possible.

In order to help facilitate a resolution, Mr. Michael Hoole has agreed to step down as a director to allow the appointment of an independent director. The board of directors recognized Mr. Hoole’s resignation as a director was not in his best interests and that he did so only for the benefit of the company.  The board thanked Mr. Hoole for his contributions as a director and said it looks forward to continuing to work with him in his capacity as Vice President and Corporate Secretary of Kimber Resources.

Mr. Larry Bell was appointed as a director of the company to replace Mr. Hoole for a term ending at the annual general meeting in 2007. Mr. Bell is the non-executive chair of the board of directors of BC Hydro, one of the largest electric utilities in Canada. He is also a fellow of the Institute of Corporate Directors, a director of Goldcorp, Silver Wheaton, International Forest Products, Miramar Mining, and Hardwoods Specialty Products.

Dr. Leanne Baker has also been appointed by the board of directors to become a seventh director on the board. Dr. Baker, a former metals and mining equity analyst and managing director of Salomon Smith Barney, is managing member of Investor Resources LLC. She is also a director of Agnico-Eagle Mines, Reunion Gold Corporation, U.S. Gold Corporation, and ETFS Commodity Securities.

In addition, the board of directors has approved the nominations of Mr. Stephen Quin and Dr. Keith Barron for election at the 2006 annual general meeting of shareholders as independent directors to replace Mr. Clifford Grandison and Mr. Luard Manning whose terms of office will expire.  Dr. Baker will also be nominated for election at the 2006 annual general meeting.

Mr. Robert Longe, President and CEO stated, “I am pleased a solution between the Company and Mr. Puplava has been reached. It was apparent that both sides wanted the best for the Company and its shareholders, and this agreement will allow management and the new board to get on with continuing to create value for shareholders.”

Mr. James Puplava comments, “I am glad the impending proxy battle has been resolved. It is very clear to me that the Company holds great potential to grow and expand its assets in Mexico and I am pleased to have Mr. Bell and Ms. Baker join the board of directors to help guide the Company to realizing these objectives.“

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kimber Resources

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

James J. Puplava

James J. Puplava

Puplava Financial Services

San Diego, California

(858) 487 – 3939

Allen Nelson

Allen Nelson & Co.

Seattle, Washington

(206) 938 - 5783

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.”

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

Executive Officers

Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 9th day of November, 2006.

KIMBER RESOURCES INC.

   “M. E. Hoole”

per:

Michael E. Hoole

Vice President and Secretary